AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 30, 2000
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)
                                ----------------

                                 INNERDYNE, INC.
                       (Name of Subject Company (Issuer))

                            ------------------------

                             TYCO INTERNATIONAL LTD.
                                       AND
                            TYCO ACQUISITION CORP. X
                                   (Offerors)
                 (Names of Filing Persons (identifying status as
                        offeror, issuer or other person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
          (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                         (Title of Class of Securities)

                                    45764D102
                      (CUSIP Number of Class of Securities)

                                 MARK H. SWARTZ
                        C/O TYCO INTERNATIONAL (US) INC.
                                  ONE TYCO PARK
                           EXETER, NEW HAMPSHIRE 03833
                                 (603) 778-9700
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)
                            ------------------------

                                   Copies to:

ABBE L. DIENSTAG, ESQ. FATI
SADEGHI, ESQ.
KRAMER LEVIN NAFTALIS & FRANKEL LLP              SENIOR CORPORATE COUNSEL
919 THIRD AVENUE                                 TYCO INTERNATIONAL  (US) INC.
NEW YORK, NEW YORK 10022                         ONE TYCO PARK
(212) 715-9100                                   EXETER, NEW HAMPSHIRE 03833
(603) 778-9700

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/   third-party tender offer subject to Rule 14d-1.
/ /   issuer tender offer subject to Rule 13e-4.
/ /   going-private transaction subject to Rule 13e-3.
/ /   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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

      This Amendment No. 3 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, as previously amended, originally filed by Tyco International Ltd. ("Tyco"), a Bermuda company, and Tyco Acquisition Corp. X ("Tyco Acquisition"), a Delaware corporation and a wholly-owned subsidiary of Tyco, with the Securities and Exchange Commission on October 18, 2000. This Schedule TO relates to the offer (the "Offer") by Tyco Acquisition to exchange a fraction of a common share of Tyco, par value $0.20 per share (the "Tyco Common Shares"), for each outstanding share of common stock, par value $0.01 per share, of InnerDyne, Inc. ("InnerDyne"), a Delaware corporation, including the associated rights to purchase preferred stock (the "Shares").

      On November 30, 2000, Tyco and InnerDyne announced that Tyco Acquisition had accepted 20,961,312 Shares in the Offer (including 897,221 Shares through notice of guaranteed delivery), which constitutes approximately 89.9% of the total number of outstanding Shares. Tyco and InnerDyne also announced that the exchange ratio for the Offer is 0.1337 Tyco Common Shares for each Share. This values the Shares at $7.50 per share, based upon an average price for Tyco Common Shares over a five trading day period that ended on November 27, 2000.

      Tyco and InnerDyne further announced an extension of the Offer for all remaining Shares to 6:00 p.m., New York City time, on Friday, December 1, 2000.

      A copy of the press release issued by Tyco and InnerDyne on November 30, 2000 is filed as an exhibit to this Amendment and incorporated here by reference.


 ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 12 is amended by adding the following exhibit:


(a)(12) Joint Press release issued by Tyco and InnerDyne on November 30, 2000 (incorporated by reference to the filing by Tyco on Form 425 on November 30, 2000).

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 30, 2000


                              TYCO INTERNATIONAL LTD.


                              By: /s/ MARK H. SWARTZ
                                 --------------------------------
                              Name:  Mark H. Swartz
                              Title: Executive Vice President and
                                     Chief Financial Officer

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 30, 2000



                               TYCO ACQUISITION CORP. X


                               By: /s/ MARK H. SWARTZ
                                  ---------------------
                               Name:  Mark H. Swartz
                               Title: Vice President